D. John Srivisal President and Chief Executive Officer Tel: 1.314.548.6200 Mobile: 1.314.898.8155 Fax: 1.775.206.7966 djsrivisal@quinpario.com

May 5, 2017

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Officer of Consumer Products

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Re:                             Quinpario Acquisition Corp. 2
Preliminary Proxy Statement on Schedule 14A
Filed April 3, 2017
File No. 001-36788

Dear Ms. Ransom:

This letter sets forth responses of Quinpario Acquisition Corp. 2 (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 3, 2017 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (File No. 001-36788) (the “Preliminary Proxy Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Preliminary Proxy Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 1 to the Preliminary Proxy Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Preliminary Proxy Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

May 5, 2017

General

1. Staff’s comment:  We note your disclosure that the merger consideration issuable in the Business Combination includes 80,600,000 shares issuable to SourceHOV equity holders and 30,600,000 shares issuable to Novitex equity holders. Please tell us which exemption from registration you are relying upon for the issuance of shares to the SourceHOV and Novitex equity holders, and the facts supporting the availability of such exceptions.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is relying on the exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, and/or Regulation D and Rule 506 promulgated thereunder, as these are transactions not involving a public offering.  Novitex has only one equity holder, which is an accredited investor, and SourceHOV informed us that it is held by accredited investors and fewer than 35 non accredited investors.  No general solicitation has been or will be made by either the Company or any person acting on its behalf; the shares to be issued will be subject to transfer restrictions; each equity holder has had and will have access to the Company’s public filings, including the Preliminary Proxy Statement (and, upon filing, the definitive proxy statement) and the Company’s most recent Annual Report on Form 10-K, and can ask questions of management; and the shares will contain an appropriate legend stating such securities have not been registered under the Securities Act of 1933 and may not be offered or sold absent registration or pursuant to an exemption therefrom.

Summary of the Proxy Statement, page 20

2. Staff’s comment:  Please disclose the measure by which you will be “one of the largest global providers of information and transaction processing solutions.” Please also revise the chart on page 21 to disclose the measure by which you are rating the companies in the chart. For example, please disclose the metric by which you are classifying your customers as “[t]op U.S. Banks.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 20 by indicating that the statement that the combined company is “one of the largest global providers of information and transaction processing solutions” is based on revenues.  We have also revised the chart on page 21 to disclose the metrics by which we are classifying each of our customers.

Transaction Rationale, page 26

3. Staff’s comment:  Please balance your statements on page 27 regarding forecasted adjusted EBITDA margins and free cash flow by discussing the targets’ net losses in recent years and the substantial indebtedness of the combined company.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 27 to include that each of the targets has had net losses in recent years and that the combined company will have substantial indebtedness, and therefore no assurance can be made that the expected benefits of the business combination will be achieved.

12935 N. Forty Drive • Suite 201 • St. Louis, Missouri 63141 • www.quinpario.com

May 5, 2017

Background of the Business Combination, page 139

4. Staff’s comment: Please briefly describe the material terms of the finder’s agreement with S&E Partners. Please also elaborate upon the way(s) in which S&E or Game Boy Partners was involved with the proposed transaction and tell us if S&E or Game Boy will have any role in the combined company following consummation of the business combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 141-142 to describe the material terms of the agreement between the Company and S&E Partners and that S&E Partners and Game Boy Partners will have no role in the combined company following consummation of the business combination, other than as stockholders.  The Company respectfully advises the Staff that the extent to which S&E Partners and Game Boy Partners were involved in the transaction has been fully disclosed in the Preliminary Proxy Statement.

5. Staff’s comment: Please disclose whether S&E Partners or Game Boy Partners is or was affiliated with SourceHov, HGM Group, Novitex or Novitex Parent.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 142 to indicate that neither S&E Partners nor Game Boy Partners is or has been an affiliate (as defined in Rule 405 of the Securities Act of 1933) of any of SourceHOV, the HGM Group, Novitex or Novitex Parent.

6. Staff’s comment: We note that the letter of intent sent by Quinpario on January 10, 2017 contained a preliminary purchase price of $2.542 billion. We also note that the revised letter of intent sent to Quinpario on January 11, 2017 contained a proposed purchase price of $3.10 billion. Please disclose the purchase price ultimately agreed to by the parties and contained in the revised January 13, 2017 letter of intent.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 144 to indicate the purchase price ultimately agreed to by the parties to the business combination contained in the executed letter of intent dated January 13, 2017.

Pipe Investment, page 157

7. Staff’s comment: We note your statement in the Business Combination Agreement that up to $350,000,000 may be raised in the PIPE Investment. Please revise your filing to disclose, if true, that the aggregate commitment amount of $74.0 million assumes that no public shares are redeemed. Please also disclose whether you have identified the investors in the PIPE transaction. Finally, please revise the risk factor on page 89 to disclose, if true, that public stockholders will not know at the time they vote on the business combination and decide whether to redeem their shares the nature of or amount of securities to be issued in the PIPE Investment.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 157 to indicate the Company expects to enter into subscription agreements for “at least” $74.0 million and that the investors in the PIPE Investment have not yet been identified.  In addition, the Company has revised the risk factor on page 89 to disclose that the nature of or amount of securities to be issued in the PIPE

12935 N. Forty Drive • Suite 201 • St. Louis, Missouri 63141 • www.quinpario.com

May 5, 2017

Investment may not be available to the Company at the time the definitive proxy statement is mailed and the Company’s public stockholders may not know at the time they vote on the business combination and decide whether to redeem their shares.

Debt Financing, page 157

8. Staff’s comment: Please disclose the interest rates currently contemplated in the commitment letter.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 157-158 to include the interest rates contemplated in the commitment letter.

In addition, the Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosures in the Preliminary Proxy Statement, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 or David A. Curtiss at (212) 446-5974, each of Kirkland & Ellis LLP.

Sincerely,

/s/ D. John Srivisal
D. John Srivisal

Via E-mail:

cc:                  Paul J. Berra III
Quinpario Acquisition Corp. 2
Christian O. Nagler
Kirkland & Ellis LLP
David A. Curtiss
Kirkland & Ellis LLP

12935 N. Forty Drive • Suite 201 • St. Louis, Missouri 63141 • www.quinpario.com